30 Hudson Street
Jersey City, NJ 07302
June 6, 2024
Gary Newberry
Tara Harkins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
RE:    Organon & Co.
    Form 10-K for Fiscal Year Ended December 31, 2023
    Form 8-K filed February 15, 2024
    File No. 001-40235
Dear Mr. Newberry and Ms. Harkins:
On behalf of Organon & Co., a Delaware corporation (“Organon” or the “Company” or “we” or “us” or “our”), I am submitting this letter (the “Response Letter”) in connection with the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of (i) the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2023 (the “Form 10-K”), (ii) the Company’s Current Report on Form 8-K filed February 15, 2024 (File No. 001-40235) and (iii) the Company’s Current Report on Form 8-K filed May 2, 2024 (the “May Form 8-K”) (File No. 001-40235).

For your convenience, the Staff’s comment has been restated below in its entirety, followed by the Company’s response to the Staff’s comments.

Form 8-K Filed May 4, 2024
Exhibits
Organon Reports Results for the First Quarter Ended March 31, 2024

1.We note your response to prior comment 2 and the updated presentation included within Table 4 of Exhibit 99.1 from the Form 8-K dated May 2, 2024. However, the updated presentation continues to include most of the line items and subtotals found in your GAAP income statement and adds a measure of gross profit not found in your Form 10-Q. As previously requested, please remove this presentation from future filings or alternatively explain to us in detail how this presentation complies with the guidance in Question 102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.

RESPONSE TO COMMENT 1: The Company respectfully acknowledges the Staff’s comment. The Company intends to include a measure of gross profit in the GAAP Consolidated Statements of Income in its future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

In addition, the Company will revise its presentation of the information in the referenced Table 4 in future filings to present separately each non-GAAP reconciliation, so that, consistent with the guidance in Question 102.10(c), the presentation does not include most of the line items and subtotals found in a GAAP income statement. The following reflects this proposed presentation as if it had been applied to the information set forth in Table 4 of the earnings release that was furnished as an exhibit to the May Form 8-K.

Securities and Exchange Commission
Division of Corporation Finance
June 6, 2024

Reconciliation of GAAP Reported to Non-GAAP Adjusted Metrics
(Unaudited, $ in millions except per share)

	Three months ended,
	March 31, 2024	March 31, 2023
GAAP Gross Profit	$957	$958
Adjusted for:
Spin-related costs (1)	3	10
Manufacturing network costs (2)	10	-
Stock-based compensation	4	4
Amortization	33	29
Other	-	2
Adjusted Non-GAAP Gross Profit	$1,007	$1,003

(1) Spin-related costs include costs from the separation of Merck & Co., Inc., Rahway, NJ, US.
(2) Manufacturing network related costs include costs from exiting manufacturing and supply agreements with Merck & Co., Inc., Rahway NJ, US.

	Three months ended,
	March 31, 2024	March 31, 2023
GAAP Gross Margin	59.0%	62.3%
Total impact of Non-GAAP adjustments	3.1%	2.9%
Adjusted Non-GAAP Gross Margin	62.1%	65.2%

	Three months ended,
	March 31, 2024	March 31, 2023
GAAP Selling, general and administrative expenses	$431	$435
Adjusted for:
Spin-related costs (1)	(40)	(46)
Stock-based compensation	(18)	(15)
Other	-	(1)
Adjusted Non-GAAP Selling, general and administrative expenses	$373	$373

(1) Spin-related costs include costs from the separation of Merck & Co., Inc., Rahway, NJ, US.

	Three months ended,
	March 31, 2024	March 31, 2023
GAAP Research and development expenses	$112	$129
Adjusted for:
Spin-related costs (1)	(2)	(3)
Stock-based compensation	(4)	(3)
Adjusted Non-GAAP Research and development expenses	$106	$123

(1) Spin-related costs include costs from the separation of Merck & Co., Inc., Rahway, NJ, US.

Securities and Exchange Commission
Division of Corporation Finance
June 6, 2024

Reconciliation of GAAP Reported to Non-GAAP Adjusted Metrics (Continued)
(Unaudited, $ in millions except per share)

	Three months ended,
	March 31, 2024	March 31, 2023
GAAP Reported Net Income	$201	$177
Adjusted for:
Cost of sales adjustments	50	45
Selling, general and administrative adjustments	58	62
Research and development adjustments	6	6
Restructuring	23	4
Other	4	6
Tax impact on adjustments above(1)	(27)	(24)
Non-GAAP Adjusted Net Income	$315	$276

(1) Represents the estimated tax impacts on the reconciling items by applying the statutory rate and applicable law of the originating territory of the non-GAAP adjustments.

	Three months ended,
	March 31, 2024	March 31, 2023
GAAP Diluted Earnings per Share	$0.78	$0.69
Total impact of Non-GAAP adjustments	$0.44	$0.39
Non-GAAP Diluted Earnings per Share	$1.22	$1.08

As previously discussed in our response dated May 14, 2024 to Comment 5, the Company will provide a further description and quantification of the spin-related and manufacturing network costs within the footnotes of our earnings releases.

*******
The Company appreciates the efforts of the Staff in reviewing our response to the Comment Letter. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Matthew Walsh at 551-430-6000.
Sincerely,
ORGANON & CO.
/s/ Matthew Walsh
Matthew Walsh
Chief Financial Officer

cc: Kirke Weaver
General Counsel and Corporate Secretary